

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2017

Peter Johnston
Chief Executive Officer
Tronox Limited
(ACN 153 348 111)
Lot 22 Mason Road
Kwinana Beach, WA, Australia 6167

> **Re: Tronox Limited**
> **Preliminary Proxy on Schedule 14A**
> **Filed June 30, 2017**
> **File No. 001-35573**

Dear Mr. Johnston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Letter to Shareholders

1.   It appears that the cash consideration is subject to certain adjustments that will be based on working capital, cash on hand and certain non-current liabilities of the TiO2 business of Cristal. Please provide a range of such adjustments and clarify whether adjustments to the cash consideration require a re-solicitation of shareholders.

Interests of Directors and Officers in the transaction, page 5

2.   Please describe and quantify the interests of each director and officer in this section and in the corresponding section on page 47.

Comparative Historical and Pro Forma Per Share Data, page 17

3.   Please revise your combined Cristal and Tronox dividend per share calculations as of March 31, 2017 and December 31, 2016 to be consistent with Tronox's historical

dividend per share amounts for those same periods as those amounts are considered factually supportable and consistent with the requirements of Rule 11-02 of Regulation S-X.

Background of the Transaction, page 35

4.   Please disclose "other potential strategic transactions" the Board disclosed and their conclusions.

5.   Please disclose the terms of the initial negotiations with Cristal in early 2016 and the nature of the disagreement on valuation which halted negotiations in February 2016 and again in June 2016.

Opinion of Miscellaneous, page 45

6.   Please disclose the aggregate compensation received or to be received as a result of the relationship between Tronox and Credit Suisse. See Item 1015(b)(4) of Regulation M-A.

The Transaction Agreement, page 51

7.   Please revise the preamble to this section, and other sections that discuss representations and warranties, to remove an implication that information disclosed in the proxy may not be accurate. Disclosure regarding an agreement's representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).

8.   We note your statement in the second to last paragraph on page 52. Clarify what you mean when you disclose that, [f]or Tronox, the transaction agreement also contains certain representations and warranties with respect to SEC filings since June 15, 2012, the accuracy of such filings, compliance of such filings with applicable federal securities law requirements and compliance with the Sarbanes-Oxley Act of 2002."

The Shareholders Agreement, page 65
Registration Rights, page 66

9.   Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering these securities. Refer to ASC 825-20-50-1.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 73</u>

10.   We note that you present two scenarios related to financing the cash portion of the transaction. In regards to your sale of the Alkali Business scenario, please tell us your considerations for whether the sale of the Akali Business would meet the requirements to be classified as held for sale and be presented as discontinued operations as of March 31, 2017 consistent with the guidance in ASC 360-10-45-9 and ASC 205-20-45-1B given your disclosure on page 73 that beginning in March 2017, Tronox began marketing the sale of Alkali business. In that regard, please tell us how you considered such presentation in Tronox's Form 10-Q for period ended March 31, 2017. To the extent the sale of the Alkali Business would meet the criteria to be presented as discontinued operations, please expand your disclosures to also present pro forma information for December 31, 2015 and December 31, 2014 to reflect such discontinued operations for all fiscal years presented in your filing in accordance with Rule 11-02 of Regulation S-X.

11.   Please tell us what consideration you have given to including adjustments for direct, incremental transaction costs related to the business combination which have not yet reflected in historical financial statements in your pro forma balance sheet given that they would be considered non-recurring and directly related to the transaction. See Article 11-02(b)(6) of Regulation S-X.

12.   We note that in your presentation of the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016, Tronox recognized an income tax benefit of approximately $115 million which materially impacted Tronox's results from operations given that Tronox recognized a loss before income taxes of $173 million for the year. In Tronox's Form 10-K for the year ended December 31, 2016 and incorporated by reference in this Schedule 14A, your disclosures indicate that the significant income tax benefit appears to be predominantly driven by a corporate reorganization effort during the fourth quarter of 2016 that resulted in a benefit of $137 million during the quarter. Given that the benefit appears to be a material non-recurring item, please expand your pro forma disclosures to highlight the non-recurring nature of the item and the facts and circumstances that led to the occurrence of that item consistent with Rule 11-02(c)(4) of Regulation S-X. Please also ensure that the impact of the item on Tronox's historical results is adequately highlighted in all other instances that Tronox's historical results are presented. For example please ensure that the information presented in the Selected Consolidated Historical Financial Data of Tronox on page 12 and the historical per share data for Tronox on page 17 clearly disclose the nature of the item and its related impacts on the results of operations and net loss per share for Tronox as of December 31, 2016.

<u>Liquidity and Capital Resources, page 95</u>

13.   Please update your disclosures to include the contractual obligations table per Item 303(a)(5) of Regulation S-K or tell us why you don't believe it is required. Furthermore,

revise your disclosures to include a footnote to your table of contractual obligations which summarizes the new indebtedness to be entered into in connection with this transaction once known.

Independent Auditor's Report, page F-2

14.   We note BDO has audited the U.S. GAAP reconciliation appearing in Note 37 as it relates to shareholders' equity at December 31, 2015 and net income and cash flows for the year then ended, and that the firm was not engaged to audit or apply any procedures to the 2015 consolidated financial statements taken as a whole. Please inquire of BDO and file a revised report that includes an expression of opinion on that reconciliation for 2015.

Consolidated Statement of Cash Flows, page F-10

15.   We note that you present in your consolidated statement of cash flows an adjustment for foreign currency translation, exchange of foreign currency and foreign currency translation adjustments and other reserves movement within your operating activities, investing activities and as an adjustment to cash and cash equivalents at the beginning of the year respectively. In order to better understand the Company's accounting please explain to us what each of the adjustments relate to given that they all are seemingly impacted by changes in foreign currency; however your footnote disclosures are not clear as to what each represent. Please also tell us whether further US GAAP reconciliations may be needed to better understand any differences in presentation requirements between KSA GAAP and US GAAP. If that is the case, please expand your footnote 37 disclosures to clarify that this is the case. Please also consider enhancing your reconciliation presentation between KSA GAAP and US GAAP for each of the operating, investing and financing sections of the consolidated statement of cash flows so that readers can better understand the impact of the aggregate adjustments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202)551-3464 or me at (202) 551- 3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction